WORLDWIDE WEBB ACQUISITION CORPORATION

770 E Technology Way F13-16

Orem, UT 84097

October 15, 2021

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jessica Livingston

Re:         Worldwide Webb Acquisition Corporation (the “Company”)

Registration Statement on Form S-1 (File No. 333-259801)

Dear Ms. Livingston:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we respectfully request that the effective date for the above-referenced Registration Statement be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m. Eastern Time on Tuesday, October 19, 2021, or as soon practicable thereafter, or at such other time as the Company or its outside counsel, Shearman & Sterling LLP, request by telephone.

Please notify of such effectiveness our outside counsel, Bill Nelson of Shearman & Sterling LLP, by a telephone call at (713) 354-4880 and also confirm such effectiveness in writing. Thank you for your attention to this matter.

Sincerely,

Worldwide Webb Acquisition Corporation

/s/ Daniel S. Webb
Daniel S. Webb
Chief Executive Officer

cc:       Bill Nelson, Shearman & Sterling LLP

cc:       Edward F. Petrosky & George J. Vlahakos, Sidley Austin LLP